Exhibit 99.1

DIVERSIFIED, GROWING GOLD AND COPPER PRODUCER NASDAQ: AUGO | B3: AURA33 March 2026 www.auraminerals.com

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Cautionary Statements 2 This presentation relating to Aura Minerals Inc. (the "Company") has been prepared solely for informational purposes and is to be maintained in strict confidence. You may not disclose any information contained herein to any other parties without the Company's prior express written permission. The Company has publicly filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates. No such registration statement has become effective as of the date of this presentation. Any offering of securities by the Company will only be made by means of a registration statement (including a prospectus) filed with the SEC, after such registration statement becomes effective. Before you invest, you should read the prospectus in that registration document and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus related to the offering may be obtained, when available, from BofA Securities, Inc., 201 North Tryon Street, Charlotte, NC 28255 - 0001, Attention: Prospectus Department. This presentation shall not constitute an offer to sell or a solicitation of an offer to buy securities or an invitation or inducement to engage in investment activity nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities law of any such jurisdiction. Forward - looking Statements This presentation contains certain forward - looking information and forward - looking statements within the meaning of applicable securities legislation and may include future - oriented financial information . Forward - looking statements and forward - looking information in this presentation may relate to, among other things : regulations and suspensions with respect to the Company’s operations, the strategic vision for the Company and expectations regarding expanding production capabilities and future financial or operational performance, Aura’s production and cost guidance ; conversion of mineral resources to mineral reserves, and the Company’s ability to successfully advance its growth and development projects . Forward - looking statements or information generally identified by the use of the words “believe”, “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated”, “target”, “objective” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, “should”, “will be taken” or “be achieved”, or the negative connotation of such terms, are intended to identify forward - looking statements and information . Although the Company believes that the expectations reflected in such forward - looking statements and information are reasonable, undue reliance should not be placed on forward - looking statements since the Company can give no assurance that such expectations will prove to be correct . The Company has based these forward - looking statements and information on the Company’s current expectations and projections about future events and these assumptions include : the economic viability of a project ; strategic plans, including the Company’s plans with respect to its properties ; the amount of mineral reserves and mineral resources ; the amount of future production over any period ; the amount of waste tonnes mined ; the amount of mining and haulage costs ; cash operating costs per gold equivalent ounce produced ; cash operating costs per copper pound produced ; operating costs ; strip ratios and mining rates ; expected grades and ounces of metals and minerals ; expected processing recoveries ; expected time frames ; prices of metals and minerals ; mine life ; gold hedge programs ; the ability of the Company to successfully maintain operations at its producing assets, or to restart these operations efficiently or economically, or at all ; and the ability of the Company to continue as a going concern . While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect . Accordingly, readers are cautioned not to put undue reliance on the forward - looking statements or information contained in this presentation . The Company cautions that forward - looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward - looking statements and information contained in this and the Company has made assumptions and estimates based on or related to many of these factors . Such factors include, without limitation : gold and copper or certain other commodity price volatility ; changes in debt and equity markets ; the uncertainties involved in interpreting geological data ; increases in costs ; environmental compliance and changes in environmental legislation and regulation ; interest rate and exchange rate fluctuations ; general economic conditions ; political stability and other risks involved in the mineral exploration and development industry . Forward - looking statements and information are designed to help readers understand management’s views as of that time with respect to future events and speak only as of the date they are made . Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward - looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward - looking statements and information . If the Company updates any one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward - looking statements . All forward - looking statements and information in this presentation are qualified in their entirety by this cautionary statement . We urge you to read the preliminary prospectus (filed as part of the registration statement on Form F - 1 filed by the Company with the SEC (Registration No . 333 - 287864 , as amended), including the uncertainties and factors discussed under “Risk Factors,” completely and with the understanding that actual future results may be materially different from expectations . Non - IFRS Measures This presentation includes financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS differs from the United States generally accepted accounting principles, or “U.S. GAAP,” in certain material respects and therefore may not be comparable to financial information presented by U.S. companies. This presentation also includes non - IFRS financial information, which should be considered supplemental to, not a substitute for, or superior to, the financial measure calculated in accordance with IFRS. There are a number of limitations related to the use of these non - IFRS financial measures and their nearest IFRS equivalents. For example, the Company’s definitions of non - IFRS financial measures may differ from non - IFRS financial measures used by other companies. For a reconciliation of these non - IFRS financial measures to the most directly comparable IFRS measure, see the preliminary prospectus (filed as part of the registration statement on Form F - 1 filed by the Company with the SEC (Registration No. 333 - 287864, as amended), under “Summary Consolidated Financial and Other Data — Reconciliation of Non - IFRS Accounting Standards Financial Measures.” Market and Industry Data This presentation includes market and industry data and forecasts that the Company has derived from independent consultant reports, publicly available information, various industry publications, other published industry sources, and its internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Although the Company believes that these third - party sources are reliable, it does not guarantee the accuracy or completeness of this information, and the Company has not independently verified this information. The Company’s internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which the Company operates and management’s understanding of industry conditions. Although the Company believes that such information is reliable, it has not had this information verified by any independent sources. In addition, the information contained in this presentation is as of the date hereof (except where otherwise indicated), and the Company has no obligation to update such information, including in the event that such information becomes inaccurate or if estimates change. Subsequent materials may be provided by or on behalf of the Company in its discretion and such information may supplement, modify or supersede the information in these materials. Neither the Company, nor any of its respective affiliates, advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss or damage howsoever arising from any use of these materials or their contents or otherwise arising in connection with these materials.

aura
360° MINING


EMPLOYEES
PEOPLE FIRST
Health
Safety
Trust
Transparency
Meritocracy
ETHICAL MANAGEMENT AND INNOVATION
COMPANY
Proactivity
Curiosity
Diversity
Agility
Simplicity
Learning
aura
360
COMMUNITY AND ENVIRONMENT
RESPECT AND CARE
Future Vision
Positive Legacy
Partnership
Communication
Integration

DRIVEN BY PURPOSE AND PERFORMANCE

Well-run diversified gold and copper portfolio with a well-balanced mix of operating and development assets

6 operating mines, 2 in development and 1 exploration project.

Proven track record of value creation through several sources

More than US$587 million of capex [1] since 2022, increasing reserves (P&P) by~20%, returning US$316 million to shareholders in dividends and buybacks since 2021 (dividend yield of 6.2% in 2025) while maintaining a low leverage (<1.0x Adjusted EBITDA)

High return and cash generation, consistently beating market growth expectations

Adjusted EBITDA of US$ 208 million on Q4 (at $4,090 /Oz) or US$548 million in 2025 (at $3,446/oz gold prices)[2] and recurring FCF of US$254 million[3] Cash Conversion[4] of 67%, alongside high returns, such as Borborema IRR of 32% at a gold price of $2,259/oz, Matupá IRR of 40% at a gold price of $1,995/oz, and Almas NPV of US$452mm at a gold price of $2,212/oz with a construction capex of US$76mm.

Clear path to continue adding production ounces from several actionable growth initiatives

Since 2018, Aura has delivered 130% production growth through operational efficiencies, development and inorganic expansion while maintaining attractive exploration upside at competitive costs (Aura's AISC is below industry's average). Company concluded MSG acquisition, with additional 4,761/GEO from December in the year production, from MSG acquisition post closing in Q4 2025. Aura also announced the agreement to relocate the federal road, which crosses a portion of the Borborema mine, and release an updated Feasibility Study, increasing its reserves in 82% totaling 1.5MOz.

High performance team, Aura's best asset

Building a team and culture committed to excellence while optimizing execution and fostering innovation.

1. Includes Exploration and Expansion Capex, plus Exploration Expenses and Acquisitions.
2. Realized average gold price per ounce sold, net
3. Calculated as net cash generated by operating activities less additions to property, plant and equipment deducted by additions defined as expansion capex.
4. Cash Conversion is calculated as Net cash generated by operating activities less Adjusted Capex divided by Adjusted EBITDA.

3

Aura At-a-Glance

- A **gold and copper** mining company with a business building culture and focused on **project development in the Americas**
- Structured to grow by developing and improving **high-value projects** and ensuring **return for its shareholders**
- Backed by a **strong balance sheet** with low leverage, broad network of banking relationships, and increasing **free cash flow to support sustainable growth**

2025[1] Revenue Breakdown (% of Total Revenue)


By Product[1]
Others
2%
Copper
16%
82%
Gold


By Country
Mexico
27%
Brazil
48%
25%
Honduras


By Mine
MSG
2%
Aranzazu
27%
Borborema
12%
Almas
21%
13%
Apoena
25%
Minosa


Aranzazu
Zacatecas, Mexico
Minosa
Copan, Honduras
Era Dorada
Jutiapa, Guatemala
Tolda Fría
Caldas, Colômbia
Carajás
PA, Brazil
Borborema
RN, Brazil
Matupá
MT, Brazil
Almas
TO, Brazil
São Francisco
MT, Brazil
Apoena
MT, Brazil
Mineração Serra Grande ("MSG")(2)
GO, Brazil
Mines in Operation 6
Projects in Development 2
Exploration Projects 1
Care & Maintenance 2

aura
360° MINING

2025 Production

280k GEO

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com

1. Estimated based on Aranzazu's production of copper, gold, silver and molybdenum in 2025.

4

Built for Growth Combined with Dividends

Since 2017, Aura has transformed under new shareholders, board, and management, driven by a clear strategy and disciplined execution...

High Quality
Assets and Projects

Generating value with high-quality assets and further development of advanced-stage projects

- Realignment of portfolio 2017-2020 (Serrote, Almas, Matupá)
- Borborema
- Carajás
- Era Dorada
- MSG

Strong
Balance Sheet

Low leverage (0.28x[1]), broad network of banking relationships, and increasing free cash flow to support sustainable growth

- Dual listed / US and Brazil
- 12 banks in total
- Bank Loans, Bonds, Royalties, Gold Loan

Business-Building
Culture

Building a team and culture to support an evolving business committed to excellence

Aura 360:

- 385 evaluations in 2025 (30% higher compared to 2024)
- 100% of internal promotions for Director positions (senior leadership)
- 84% of internal promotions for medium management positions

Developing Existing Projects



- Almas delivered on time & on budget (20 months from the start of construction to COD)
- Borborema delivered on time & on budget no LTI (24 months)
- MSG acquired
- Era Dorada fully licensed[2] with FS published in jan/25
- Matupá fully licensed at FS level

Advance Exploration



- $104 million invested in Exploration[3] from 22-25, expanding mineral R&R at competitive costs
- Matupá with Serrinhas, Pézão and Pé Quente
- Carajás in Progress with promising results
- Relevant Upsides: Almas UG, Borborema, Apoena

Re-Rating



- Growth: Development of current projects (brownfield and greenfield) + Potential M&As. Peers change during next years
- Daily traded volume increased to US$ 30-40 million/day

1. Net Debt/Adjusted EBITDA Q3 25
2. Fully licensed for an underground project
3. Includes exploration expenses and exploration CapEx

5

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com 0 10 20 30 40 50 60 80 70 jan - 16 jan - 17 jan - 18 jan - 19 jan - 20 jan - 21 jan - 22 jan - 23 jan - 24 jan - 25 jan - 26 6 …we are now harvesting the results of these efforts, with much more growth and value creation to come. High Quality Assets and Projects Strong Balance Sheet Business - Building Culture Share Price Performance Underpinned by a Resilient Business Strategy ($ per share) Transformation Phase Growth Phase Current Plan Track Record of Delivering Shareholder Value Acquisition by Northwestern Enterprises New Management and Board Merger with Rio Novo Gold and Sale of Serrote Aranzazu Commercial Production Gold Road Acquisition Brazil IPO Ernesto Commercial Production Issuance of R $ 400 mm Senior Notes #1 Ranking on TSX Almas Construction Borborema Acquisition Sale of Gold Road Matupa Feasibility Almas Commercial Production Bluestone Acquisition Borborema Commissioning NASDAQ IPO Era Dorada Preliminary Economic Assessment Filing MSG Acquisition Source: Bloomberg February 2026. Borborema Construction Aura Announces Commercial Production at Borborema Aura delisted from the TSX feb - 26 Acquisition of the MSG Record Adjusted EBITDA in 2025 Agreement to relocate the federal road, which crosses a portion of the Borborema mine Construction License and commencement of early works at the Era Dorada Project

Strong Results

Strong performance stemmed from robust production growth, stringent cost discipline, and elevated metal prices


Production ('000 GEO¹)
Performance accelerated after Borborema's commercial production and MSG
+130%
+119%
+93%
122
236
267
280
2018
2023
2024
2025


AISC constant 2024 metal prices: $1,375
Ex-MSG/constant prices: $1,363/GEO
Cash Cost(2) (US$/GEO¹)
CC ex-MSG $1,118
1,043
1,041
1,136
2023
2024
2025
AISC(3) (US$/GEO¹)
1,325
1,320
1,458
2023
2024
2025
MSG ($3,187/GEO) and Aranzazu GEO conversion.


Net Revenues (US$mm)
+484%
158
417
594
922
2018
2023
2024
2025


Adjusted EBITDA¹, EBITDA Margin and Net Debt/EBITDA (US$mm, %, x)
Avg. Gold Price 2025: US$3,446/oz
+2,391%
22
134
267
548
2018
2023
2024
2025
EBITDA Margin
14%
32%
45%
59%


Free Cash Flow and Cash Conversion (US$mm, %)
+4,480%
5
80
270
286
2018
2023
2024
2025
Cash Conversion
22%
60%
67%
67%

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com

1. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant period.
2. Refers to cash operating costs per gold equivalent ounce produced. It is a non-IFRS measure. See applicable reconciliation to IFRS in the Management's Discussion and Analysis accompanying our financial statements filed on SEDAR+ at www.sedarplus.ca.
3. Refers to all in sustaining costs per gold equivalent ounce produced. It is a non-IFRS measure. See applicable reconciliation to IFRS in the Management's Discussion and Analysis accompanying our financial statements filed on SEDAR+ at www.sedarplus.ca.

7

Focus on Cost Control and New Projects is Making AISC More Competitive Amid Rising Gold Prices All - in Sustaining Cost Global Curve 1 Q2 2025 (US$/GEO) 1) Sources: Metal Focus - Gold Mine Cost database – Q2 2025 edition; 2) Each company’s websites, as reported. First Quartile Second Quartile Third Quartile Fourth Quartile Aura’s strategy combines low - cost greenfield growth with acquiring higher - cost assets at attractive, low entry prices for turnaround. 2025e (1,417) Borborema Era Dorada 3.000 2.500 2.000 1.500 1.000 500 MSG Reported All - in Sustaining Cash Cost from selected large and mid - tier companies with at least two producing assets in the Americas (2) Jan - Sep 2025 (US$/GEO sold) 2025 Production (kGEO) 2025 AISC (US$) Company 3,447 1,517 Agnico Eagle 280 1,458 Aura 545 1,524 Alamos 2,070 1,571 Kinross 5,530 1,609 Newmont Corp 3,255 1,637 Barrick 488 1,664 Eldorado 2,591 1,709 AngloGold 857 1,925 Equinox 766 1,900 Iamgold 447 2,153 SSR Mining Matupá 1,376 1,492 1,637

Production, CC and AISC met or exceeded our Annual Guidance 2025

2025 Production, Cash Cost, AISC and Capex guidance vs. Actuals & 2025 Guidance

Production Guidance
Aura Consolidated
thousand GEO[1,4]


280
285
300
266
2025
2025 at Guidance metal prices
2025 Guidance
Lower end of the guidance range
Upper end of the guidance range

Cash cost[2, 4] per GEO[1] sold Guidance
Aura Consolidated
$/ GEO


1,136
1,070
1,191
1,078
2025
2025 at Guidance metal prices
2025 Guidance

AISC[3, 4] per GEO[1] sold Guidance
Aura Consolidated
$/ GEO


1,458
1,368
1,492
1,374
2025
2025 at Guidance metal prices
2025 Guidance

Capex Guidance
Aura Consolidated
$ million


179
149 - 167
111
99 - 106
New projects + Expansion
15
10 - 13
Exploration
53
40 - 47
Sustaining
2025
2025 Guidance

1. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant period or projected for 2025 according to market consensus projections
2. This refers to cash operating costs per gold equivalent ounce sold
3. This refers to all in sustaining cost per gold equivalent ounce sold
4. It is a non-IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov
5. Not including the development of Matupa or other expansionary projects in the 2026 Expansion Capex; if the Company's Board of Directors approves new investments, the Company will inform the market and update is Expansion Capex guidance for 2026.

9

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Annual Guidance 2026 10 1. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant period or projected for 2026 according to market consensus projections 2. This refers to cash operating costs per gold equivalent ounce sold 3. This refers to all in sustaining cost per gold equivalent ounce sold 4. It is a non - IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov 5. Not including the development of Matupa or other expansionary projects in the 2026 Expansion Capex; if the Company’s Board of Directors approves new investments, the Company will inform the market and update is Expansion Capex guidance for 2026. Production Guidance Aura Consolidated thousand GEO 1,4 AISC 3, 4 per GEO 1 sold Guidance Aura Consolidated $/ GEO Capex Guidance Aura Consolidated $ million 53 15 111 2025 111 - 130 19 - 25 105 - 123 2026 Guidance New projects + Expansion Exploration Sustaining 179 236 - 278 1,136 1,303 2025 2026 Guidance 1,411 1,458 1,720 2025 2026 Guidance 285 340 Lower end of the guidance range Upper end of the guidance range 2025 2026 Guidance 390 Cash cost 2, 4 per GEO 1 sold Guidance Aura Consolidated $/ GEO Ex MSG $ 1,151 - 1,239/GEO 1, 865 Ex MSG $ 1,488 - 1,601/GEO Main factors of CAPEX increase : - Sustaining: Inclusion of MSG and Borborema. - Exploration: Expanded exploration program and incorporation of MSG; - Expansion : (i) Underground Project and plant expansion at Almas; (ii) Nosde at Apoena; (iii) early works at Era Dorada; and others Aranzazu : impacted by metals prices and lower grades (mine sequencing) Main factors of Costs increase: - MSG : year of investments to improve operational efficiency initiatives, with total AISC expected of $ 3,072 – 3,318 per GEO. - Aranzazu : AISC +$157/GEO YoY (midpoint), due to metal price impacts; +6% driven by lower grades as a result of mine sequencing. - Almas : +33% (midpoint)YoY due to mine sequencing. Sustaining CAPEX increase due to a non recurrent mine development activities. Production Guidance Breakdown At 2026 prices: US$1,140 At 2026 prices: US$1.451 37 50 57 63 65 68 44 60 63 76 77 70 Aranzazu Borborema Minosa Almas MSG Apoena

Unlocking further value

Supported by a healthy balance sheet (low indebtedness) + strong cash flows + fast payback from projects that allow high growth with payment of dividends



Team and culture aligned to the highest standards in Aura 360 – EESG management

Growth in production with execution of high return projects[1]

- ✓ Almas IRR of 64%, at US$ 1,900 gold
- ✓ Borborema IRR of 81%, at US$2,600 gold and 50% leverage
- ✓ Matupá IRR of 36% at US$ 1,900 gold and 50% leverage



Growth in discovered gold and copper[2]

- ✓ ~563,558 ha
- ✓ Ramping up investments in exploration from US$9.1M from 2017 to 2020 to US$22M in 2024
- ✓ +300% growth in M&I resources and +100% growth in P&P reserves since 2018

Increase in market multiple

- ✓ Potential of increase of value from market multiple change for small gold producers reaching medium or large size



1. Considering gold price at US$ 1,712 and US$ 100 million debt for Borborema, and Gold Prices at US$ 1,900 and 50% leverage for Matupá, and Gold Prices at US$ 1,558 for Almas
2. All mineral resource and mineral reserve estimates included in this presentation have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). Readers are encouraged to review the AIF and full text of the Company's other continuous disclosure documents. These documents are available on SEDAR and supply further information on the Company's compliance with NI 43-101 requirements;

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com
11

Growth Plan:
New Project Construction, Operational Improvements, and Acquisitions



Realized
Ramp up phease
Feasibility Study Stage
>600k GEO
267
83
80
111
55
2024
Borborema
1
MSG
2
Era Dorada
3
Matupá
4
Internal Expansions
Coming years
Potential Growth GEO
+ Carajás
+ Pézão and Pé Quente

1) Despite Borborema already being in commercial production by November 2025, the number presented in this slide represents the average production for the first three years, based on the S-K 1300 Feasibility Study Report dated March 28, 2025.
3) The MSG acquired in December 6, 25
3) Era Dorada average of production for the first 4 years of production SK-1300 Feasibility Study dated December 08, 2025.
4) Matupá average of production for the first four years based on the S-K 1300 Feasibility Study Report dated on October, 2022.

EXPANSION ON GOING OPERATIONS

Operational Improvements & Capacity Expansion

Almas
- Step 01: Expanding to 2.2 Mtpa (completed already)
- Step 02: Studies to expanding to 3.0 Mtpa (conclusion Q1 2026, implementation Q4 2026)

Borborema
- Highway realignment to increase LOM by 2 MMoz
- Studies to expand plant Capacity: from 2Mtpa → 4 Mtpa + water system upgrades (conclusion Q2 2026)

Aranzazu
- Plant upgrade to increase through put from 1.27Mtpa → 1.35Mtpa in 2026

NEW PROJECT CONSTRUCTION

Era Dorada
- Completion of the Era Dorada Feasibility Study
- Estimated 22-month construction period for Era Dorada

Matupá
- All permits in the final fase and project ready for construction
- Still drilling to increase Resource and reserve at Matupá (Serrinhas and Pe Quente)

ACQUISITON:

MSG acquisition concluded Dec 1st
- Mine debottlenecking and mining method change under way to improve mine recovery
- Rebuild of mine equipment to increase fleet reliability and development efficiency
- Estimated 6–8 months of work, starting early 2026

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Almas Case Study Commercial production declared in Q3 2023 NPV (3) Construction CapEx Feasibility Study Gold Prices ($2,212/oz) (1) 452 M USD 76 M USD Ounces of gold mined 612k Borborema Project Commercial production declared in Q3 2025 Feasibility Study Gold Prices ($1,712/oz) (2) 21.9% Feasibility Study Gold Prices ($2,259/oz) (2) 32.1% 812k 812k On time, only 16 months and on Budget (benchmark) Ramp - Up in only 5 months (benchmark) Unlevered IRR Ounces of gold mined Construction/ramp up - On time and on Budget on 22 months (4) Potential to increase reserves and production – road reallocation 1. Based on Almas’ S - K 1300 Technical Report Summary as of April 10, 2025. 2. Based on the S - K 1300 Feasibility Study published on March 28, 2025 3. Pre - tax @ 5% discount rate 4. From the beginning of construction to the commercial production 13 5.9x

Era Dorada

Achieved Milestones

- Feasibility Study published in December/2025.
- Construction License and commencement of early works announced in January/2026.
- Following over 1,000 hours of dialogue with local communities and government authorities, we have secured the license for the initial construction phase.
- The current study demonstrate an improvement in the original project economics, allowing a flat production of 100kGEO.
- Environmental and accessories Permits are in place.

- ~200km between Era Dorada and Minosa
- ~160 km of road east-southeast of Guatemala City
- The nearest town is Asunción Mita, with a population of approximately 20,000 inhabitants
- Connected by the Pan-American Highway (the mine site is 6 km from the highway).



GUATEMALA
Era Dorada
Jutiapa
~200km
Minosa
Copan
HONDURAS

aura 360° MINING

Opportunity – Geothermal Project

- Project in early stage and licensed. Capacity to produce up to 50 megawatts of energy

Operational Highlights and Mineral Resources and Reserves (6)

Annual Production[1]	Rserve PP	M&I and Inf
111k GEO	1.751k GEO	669k GEO

Economical Assessment

IRR[2]	35.6%
NPV[2]	1,344.5 M USD
CapEx Construction [2]	382 M USD

3.5x

1. Average of the first 4 years, including by-products.
2. Economic evaluation for the Era Dorada Project, part of the feasibility study, following the S-K 1300 standard, filed in June 2025. After taxes, with a discount rate of 5%. Gold realized Price considered in the Economic Analysis was of $3,177.

14

MSG Acquisition: an Opportunity Guided by What We Learned from the Aranzazu Turnaround aura
360° MINING

Key Initiatives

- Converting more resources into reserves, supported by:
  - Reduced dilution (Minimal Mine Witht from 1.8 → 1.4 m)
  - Change Mine Method from top down to bottom up - Higher mining recovery from fewer pillars
  - Lower cut-off grade driven by cost reductions and revised gold pricing
- Mine equipment rebuild program to increase fleet reliability
- Main ramp development improving performance
- Corporate cost reduction significantly

What This Plan Will Deliver

- Significant AISC reduction from the current ~US$ 2,800/oz
- Stable production above 80K oz/year


MSG
GO, Brasil

Recursos e Reservas

M&I Recursos
0,37M Oz

P&P Reservas
1.08M Oz

Processed/ground ore

(Mt)


1.30
1.30
1.40
1.20
1.30
1.50
1.20
1.20
1.10
1.00

Recovered Content

(g/t)


3.27
3.17
2.95
3.46
2.94
2.33
2.09
2.28
2.37
2.39

Gold Production

('000 oz)


132
132
133
130
123
114
83
88
86
80

www.auraminerals.com 7 8 10 12 22 Ϯϭ Ϯϱ 26 2017 2018 2019 2020 2021   2024 Increasing Exploration Expenditures (in US$ million) 2024 : − Potential to increase +2M Oz in P&P after road relocation in Borborema − Pézão and Pé - Quente should expand Matupá significantly − Almas : Paiol showcasing underground Sustainable growth with competitive costs Aura Discovery Cost U$25/oz н ϵϱ й  /ŶĐƌĞĂƐĞ  ŝŶ  ƌĞƐŽƵƌĐĞƐ  ŝŶ  ƚŚĞ  ůĂƐƚ  ϱ  ǇĞĂƌƐ 6RXUFH  /RQJ  7HUP  7UHQGV  LQ  *ROG  ([SORUDWLRQ 2024 and future ~600k oz of historical resources at Pé - Quente and Pezão Additional resource in Almas, Apoena e Aranzazu Potential to increase reserves up to 2M at Borborema Clear Growth Strategy Potential discovery at Carajás 1,702   2,709 3,557 3,438 2 ,855 3,510  ϰ͕ϮϳϬ 6,410 6,443 995 738 818 799   2019 2020 2021 2022 2023 2024 ZĞƉůĂĐĞŵĞŶƚ  ŽĨ  ŽŶƐŽůŝĚĂƚĞĚ  DŝŶĞƌĂů ZĞƐĞƌǀĞƐ  ĂŶĚ  ZĞƐŽƵƌĐĞƐ LQ  *(2  ¶  WΘW DΘ/ /ŶĨĞƌƌĞĚ h^Ψ ϮϮ D /ŶǀĞƐƚĞĚ  ŝŶ ϮϬϮϰ  ;h^Ψ ϴ  D ŝŶ  ϮϬϭϴ Ϳ ~100,000m of drilling in 2024 Exploration Pipeline Focused on expanding life of mine and new discoveries Land Area (excl. Era Dourada) NASDAQ: AUGO | ~ B 5 3 : 7 A U 0 R , A 0 3 3 00 ha

Increase in Market Multiple

...In addition to the value driven by production growth and exploration investments, Aura's valuation multiple can be further enhanced through M&As and increased DTV

	YAMANA GOLD	Rio Novo	aura	BIG RIVER GOLD	Exploration Permit	Exploration Permit	bluestone	MSG
Target	Apoena	Rio Novo	Serrote	Borborema	Carajás	Pé Quente and Pezão	Bluestone (Era Dorada)	Mineração Serra Grande
Transaction	Acquisition	Acquisition	Sale	Acquisition	Acquisition	Acquisition	Acquisition	Acquisition
Date	2016	2018	2018	2022	2023	2024	2025	2025
Stage of Asset at Acquisition	Operational	Under Development / Exploration	Operational	Under Development	Exploration	Exploration	Under Development	Operational



P/NAV (1)
New Gold 1.9x
Agnico Eagle 1.6x
G Mining Ventures 1.6x
Hochschild 1.5x
Newmont 1.3x
Barrick 1.3x
Alamos 1.2x
Torex Gold 1.2x
B2Gold 1.2x
Kinross 1.1x
Equinox Gold 1.0x
SSR Mining 1.0x
Centerra Gold 1.0x
Iamgold 0.9x
aura 0.8x
Eldorado 0.5x
Aris Mining 0.4x

1. Consensus estimates.

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com
17

Proven Track Record of Value Creation

aura 360° MINING

Aura's track record over the past four years demonstrates its strength and disciplined execution of its strategic goals: growth, dividends and low leverage

Capex
(in US$ million)

$587 M[1]
(Since 2022)



143
54
24
64
75
25
47
160
22
137
209
74
24
111
2022
2023
2024
2025
Expansion
Exploration
M&A

Project with high IRR

Mineral Reserves & Mineral Resources and Production[3]
(in millions of GEO)



204
267
241
236
267
+50%[6]
3.1
1.1
2.0
3.1
0.8
2.2
3.5
0.8
2.7
4.2
1.0
3.2
4.2
1.0
3.2
2020
2021
2022
2023
2024
P&P[2]
Inferred
Production (mm GEO)

Efficient oz discoveries

Dividends and Buybacks[7]
(in US$ million)

$314 M
(Since 2021)



85
85
29
9
20
28
28
56
13
43
116
116
2021
2022
2023
2024
2025
Dividends
Buybacks

High return through Dividends

Adjusted EBITDA and Net Debt/Adjusted EBITDA
(in US$ million, x)



134
0.6
134
0.6
267
0.7
548
0.28
2022
2023
2024
2025
Net Debt/EBITDA

Continued Low leverage

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com

1. Includes Exploration and Expansion Capex, plus Exploration Expenses and Acquisitions.
2. Proven & Probable.
3. All calculations are in accordance with Subpart 1300 of Regulation S-K, or "S-K 1300".
4. Including Almas' US$ 21 million royalties and US$ 10 million Gold Loan signed in December.
5. Includes only exploration CapEx.
6. Mineral R&R growth as disclosed by the company.
7. Buybacks and Acquisition of Treasury shares

18

ϯ͕ϴϯϵ 3,001 3,946 4,564 2,567 709 1,114 1,718 2,201 2,063 3,456 5,645 9,287 7,520 11,010 20,642 30,435 652 1,191 1,779 1,379 2,533 4,727 4,535 5,524 11,654 20,421 16,505 28,590 60,500 72,137 1,373 2,357 3,626 3,636 4,701 6,943 13,706 11,077 21,834 29,708 24,025 39,600 81,142 102,572 AURA33 ORA CN AUGO Source: Bloomberg Average Monthly Trading Volume (ADTV) (USD ‘000)  Historical combined ADTV in TSX and B3 was low  Increasing ADTV, through Nasdaq listing, is essential to unlock value and support higher P/NAV  Aura’s scale and growth pipeline created the conditions to pursue a major U.S. listing.  “The U.S. listing is part of Aura’s strategy to unlock value for our shareholders, improve stock liquidity and consolidate liquidity in the U.S. equity market.” Aura Nasdaq’s background and IPO Strategy Aura’s ADTV has increased several times after the listing of its share on Nasdaq Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov 2025 2026 Dec Jan Feb

Unmatched Exploration Pipeline 563,558 ha LOM and resource expansion underway Robust Growth Outlook With actions taken for organic and inorganic growth. Certificates Responsible Gold Mining Principles and ESR (Empresa Socialmente Responsável) in Honduras and México Capital Structure US$ 83,92 Share price (02/27/2026) 83.5 M Total shares (02/27/2026) US$ 7.0bn Market Cap. (02/27/2026) US$ 286 M Cash (2025) US$ 118 M Net Debt (2025) US$ 7.0bn Enterprise value (02/27/2026) US$ 62M ADTV 90D (until 02/27/2026) Public Shareholder Structure (1) High Quality Portfolio 6 Operating Mines (2) and Strong Development Pipeline Strong Balance Sheet Low Leverage, Strong Cashflow Business Building Culture Transformational Change Under Aura 360 Dividends enabled by strong cash flow generation, returning US$314 million to shareholders in dividends and buybacks since 2021 (dividend yield of 6.2% in 2025) Aura Minerals Recap 20 www.auraminerals.com 1. Source: Bloomberg, Fev, 2026 47.8% Northwestern .Enterprises 6.9% Kapitalo 2.5% Conway 1.9% Capital World Investors 1.5% BlackRock 0.8% Fidelity 0.3% Investco 0.2% Artisan 0.1% Vaneck 0.1% Vanguard

Appendix

Extremely Well-Built Culture

aura
360° MINING


EMPLOYEES
PEOPLE FIRST
Health
Safety
Trust
Transparency
Meritocracy
aura
360
ETHICAL MANAGEMENT AND INNOVATION
COMPANY
Proactivity
Curiosity
Diversity
Agility
Simplicity
Learning
RESPECT AND CARE
COMMUNITY AND ENVIRONMENT
Future Vision
Positive Legacy
Partnership
Communication
Integration

Institutional culture rooted in extreme accountability and performance discipline

Sustained low leverage (<1.0x Adjusted EBITDA) over the years

Laser-sharp focus on Free Cash Flow and long-term value creation through compounding returns

Cash Conversion[1] of 67% in 2025. Borborema IRR of 32%, Matupá IRR of 40% and Almas NPV of US$452 M with a construction capex of US$76 M

Shareholders interests are put first, no tolerance for empire building

$314 M distributed in dividends and share buybacks to shareholders since 2021 with a dividend yield of 6.2%[2] in 2025.

1. Cash Conversion is calculated as Net cash generated by operating activities less Adjusted Capex divided by Adjusted EBITDA
2. Including shares and BDR buybacks.

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com
22

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Assets Overview Diversified Portfolio of Gold and Copper Operating Assets Borborema Rio Grande do Norte Brazil Almas Tocantins Brazil Apoena Mato Grosso Brazil Minosa Copán Honduras Aranzazu Zacatecas México 12% 21% 13% 25% 27% 21 years 10 years 7 years 4 years 10 years Open - pit Open - pit Open - pit Open - pit Underground 29 Gold 57 Gold 35 Gold 72 Gold 83 (2) Copper, Gold and Silver Inf: 393 | M&I: 2,077 | P&P: 812 Inf: 100 | M&I: 951 | P&P: 674 Inf: 134 | M&I: 535 | P&P: 346 Inf: 123 | M&I: 821 | P&P: 429 Inf: 324 | M&I: 1,743 | P&P: 868 1,009 1,004 1,232 (1) 1,152 1,156 1,175 1,150 2,007 (1) 1,297 1,569 Location 2025 Revenue (% of Total ) LOM Mine Type 2025 Production (‘000 GEO) 2024 R&R (‘000 GEO ) 2025 Cash Cost ($/oz) 2025 AISC ($/oz) 23 Projects in Development Exploration Matupá • Mato Grosso, Brazil • Open - pit Gold Mine • Expected annual production of 42 - 55 (‘000 GEO) • Expected AISC of 710 - 762 ($/oz) Era Dorada • Jutiapa, Guatemala • Open - pit/Underground Gold Mine • Near surface gold deposit and a geothermal project with 50 MW of capacity Carajás • Pará, Brazil • Copper exploration target of 9,805 hectares • Located in one of the most important polymetallic districts in the world 1. increase in strip ratio and a decline in grades between periods, which was expected considering the mine sequencing as expansion activities to open the Nosde pit are currently underway. 2. Constant prices..

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com 24 Maintaining Low Leverage to Extend Debt Maturity Profile Cash Position (US$ millions) and Financial Leverage Long Term vs. Short Term 286 100 132 120 60 Cash December 2025 < 1 year 2 - 3 years 4 - 5 years > 5 years 128 237 270 286 0.6x 0.6x 0.7x 0.28x 2022 2023 Cash Position 2024 Net Debt/Adjusted EBITDA 2025 Short Term 24% Long Term 76% Average Cost of Debt: 7.4% 34% 25% 19% 24% 66% 75% 81% 76% 2022 2024 Long Term 2025 2023 Short Term

Supported by a Full Set of Technical Capabilities 25 Proven Exploration: from exploration to reserve certification, delivered with exceptional cost discipline M&A is a fundamental part of its growth strategy M&A Track - Record: from core to growth, accelerating scale through targeted acquisitions with best - in - class integration Disciplined capital allocation among exploration, development, and M&A Evolution of Reserves and Resources (‘000 GEO) 1 4 62.5% 62.3% 62.8% 61.2% 64.3% 65.2% 37.5% 37.7% 37.2% 38.8% 35.7% 34.8% 4,978 5,101 6,017 6,979 9,968 9,881 2019 2020 2021 2023 2024 2022 M&I P&P US$ 25/oz Discovery cost US$ 165 M Exploration & Expansion Investments in 2024 US$ 119 M Exploration & Expansion Investments in Guidance for 2025 2009 San Andrés 2016 Apoena 2022 Borborema 2023 Carajás (Exploration license) 2024 Pé Quente and Pézão 2025 Era Dorada 2 Development Track - Record: from feasibility to first pour Benchmark on timing Recent examples of successful Borborema: 19 months projects Almas: 16 months and ramp - up in 4 months Benchmark on project cost management Borborema: under US$ 188mm (budget) Greenfield re - design Almas, Borborema and Era Dorada Borborema Delivering high returns Almas: IRR of 62% at US$1,900 gold Borborema: IRR of 40.8% at US$1,712 gold Robust Safety Record Zero LTIs in the last 9 months across all operations and projects, and recording only 1 LTIs in the last 2 years Almas 3 Operational Turnaround Excellence: transforming underperforming assets into high - margin operations Aranzazu Case Study Cash Cost (US$/lb CuEq) Life of Mine (Years) P&P Reserves (‘000 GEO) 10 868 +38% +81% $2.87 (40%) 628 5.5 $1.16 2014 2025 2024 2018 2024 2018

High Performance Team and Complementary Board Skills

Aura's best asset

Seasoned Management Team

○ Years of Experience ○ Years at Aura

	Rodrigo Barbosa	Kleber Cardoso	Glauber Luvizotto	Isabela Dumont
Role	CEO	CFO and IR Head	COO	Head of People and ESG
Years of Experience	+29	+24	+21	+20
Years at Aura	+9	+7	+8	+3
Background	USC Marshall, Camargo Corrêa	Northwestern Kellogg, KEARNEY	Harvard Business School, AngloGold Ashanti	Google, AngloGold Ashanti






Board of Directors

Paulo Carlos de Brito
Non-Executive Chairman

Pedro Turqueto
Independent Member

Richmond Fenn
Independent Member



4 out of 6 are independent

Paulo de Brito Filho

Bruno Mauad
Independent Member

Stephen Keith
Independent Member

100%
Internal promotions for directors

65%
of employees are from nearby communities

0.00
2025 Lost time injury frequency rate

0.00
2024 Lost time injury frequency rate

aura
360° MINING

*Shaping a **better world**, both for the present and the future*


EMPLOYEES
PEOPLE FIRST
Health
Safety
Trust
Transparency
Meritocracy
aura 360
ETHICAL MANAGEMENT AND INNOVATION
COMPANY
Agility
Simplicity
Learning
Partnership
Communication
Integration
RESPECT AND CARE
COMMUNITY AND ENVIRONMENT

Great Place To Work. Certificado
Great Place To Work. Certificado
Great Place To Work. Certificado

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com
26

Aranzazu

Zacatecas, Mexico

aura 360° MINING

Overview

- Underground copper, gold and silver mining operation with flotation circuit to produce copper concentrate
- Deposit is a skarn/sediment replacement (Manto)
- Located in the prolific Concepcion del Oro Providencia, Mazapil district, where mining dates back almost 500 years
- District is host to world class deposits such as Tayahua (Minera Frisco), Camino Rojo (Orla Mining) and Penasquito Mine (Newmont)

Geographic Footprint



Limestone Bridge
El Cobre
Cabrestante
Cabrestante SW
Esperanza
Aranzazu Project

2025 Operational Highlights

LOM	Annual Production	Cash Cost	AISC
10 Years	83 kGEO	$1,156/Oz	$1,569/Oz

2024 Mineral Resources and Reserves

Inferred	M&I	P&P	Copper Grade	Gold Grade	Silver Grade
324 kGEO	1,743 kGEO	868 kGEO	1.50%	0.83 g/t	21.64 g/t

Historical Results



Production ('000 GEO)
65
107
112
106
98
83
2020
2021
2022
2023
2024
2025



Net Revenue & % of Total ($mm, %)
29%
36%
42%
42%
33%
27%
88
151
164
177
197
246
2020
2021
2022
2023
2024
2025



Cash Cost & AISC ($/oz)
At Constant Prices(1)
Cash Cost
AISC
1,337
n.a.
1,042
1,455
1,051
1,413
1,184
1,551
1,165
1,579
1,156
1,569
2020
2021
2022
2023
2024
2025



Adjusted EBITDA & Margin ($mm, %)
35%
50%
47%
45%
46%
57%
31
76
78
79
91
141
2020
2021
2022
2023
2024
2025

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com

Source: Company's filings.
1. Assumes constant prices based on : Copper price = US$5.06/lb; Gold Price = US$4,214/oz; Silver Price = US$56.86/oz and Molybdenum Price = US$22.12/oz

27

Growth in Production: Aranzazu

We have several examples of proven track record, such as the restart of Aranzazu

Year	Description	LoM	P&P Reserves
2015	Aranzazu was **put in care-and maintenance** due to higher costs and lower copper prices	-	-
2018	Aura **implemented material changes, reopened Aranzazu** and attained commercial production by December	5.5 years	160kt Cu, 163koz Au, 2,675koz Ag
2019 & 2020	Aura invested $22 million in exploration, **mostly allocated to Aranzazu** (and Apoena) to convert resources into reserves	6.8 years	188kt Cu, 206koz Au, 2,518koz Ag
2021	Management planned an **extensive drilling campaign of ~48,900 meters in 2021 at Aranzazu** to support a future production expansion	n.a.	194kt Cu, 200koz Au, 3,714koz Ag
2022	Aura invested approx. $7.5 million in 2022, **drilling 37,685 meters at the mine**	~7.0 years	259kt Cu, 249koz Au, 5,419koz Ag
2023	Aura **completed 24,840 meters of drilling at Aranzazu** focused on the Glory Hole zones and nearby areas	~8.0 years	270kt Cu, 245koz Au, 5,721koz Ag
2024	Aranzazu produced 98 kGEO, the **largest Aura's producing mine**	~10.0 years	264kt Cu, 237koz Au, 6,129koz Ag
2025	Aranzazu produced 100 kGEO, currently is the **largest Aura's producing mine**	~10.0 years	264kt Cu, 237koz Au, 6,129koz Ag

Summary of Operational Results

Increased production…
(Copper concentrate, DMT)



28.101
76.420
2014
2025

… with greater quality…
(grade, % of Cu)



0.86%
1.52%
2014
2025

… with better recovery rates…
(recovery, %)



80%
91%
2014
2025
Copper
57%
81%
2014
2025
Gold

… at lower costs
(cash cost, US$/pound CuEq)



2.87
1.16
2014
2025

Summary of Financial Results

Accumulated EBITDA
(US$ million)



2011 to 2015
-30
2019 to 2025
514

Accumulated Net Income
(US$ million)



2011 to 2015
-82
2019 to 2025
250

28

Prospects and additional exploration initiatives PROJECT MOLYBDENUM: DECISION - MAKING AGILITY  The local technical team has identified the potential for generating value as a by - product.  Simplified feasibility study: 100% in 2024  Rapid construction of the treatment plant, with low decision - making risk.  Initial investment: US$ 1.3 M  Payback: 9 months Exploration • 2025 plans include 21,000m drilling budget, with 9,000m focused on resource expansion, conversion and extending Glory Hole • Exploration efforts are ramping up to extend ore discovery at depth in GHFW, Cabrestante, Mexicana, and new regional targets Aranzazu 29

Apoena

Mato Grosso, Brazil

aura
360° MINING

Overview

- Open-pit gold and silver (small quantities) mining operation. The complex consists of a processing plant fed by satellite mines
- Deposit varies in each satellite mine, from gold-rich quartz veins to orogenic gold lode
- Located in the southwest of Mato Grosso state, near Pontes e Lacerda in Brazil
- Since Aura acquired Apoena, significant improvements have been made in geological interpretation, structural analysis and geometallurgy

Geographic Footprint



2025 Operational Highlights

LOM	Annual Production	Cash Cost	AISC	Tax Incentives[1]
7 Years	35 kGEO	$1,232/Oz	$2,007/Oz	SUDAM

2024 Mineral Resources and Reserves

Inferred	M&I	P&P	Gold Grade
134 kGEO	535 kGEO	346 kGEO	0.90 g/t

Historical Results


Production ('000 GEO)
67
61
68
46
37
35
2020
2021
2022
2023
2024
2025


Net Revenue & % of Total ($mm, %)
38%
28%
31%
20%
15%
13%
115
118
20
84
90
120
2020
2021
2022
2023
2024
2025


Cash Cost & AISC ($/oz)
Cash Cost
AISC
743
n.a.
883
1,151
961
1,254
1,170
1,822
1,189
1,833
1,232
2,007
2020
2021
2022
2023
2024
2025


Adjusted EBITDA & Margin ($mm, %)
50%
38%
41%
33%
43%
60%
58
45
49
27
39
72
2020
2021
2022
2023
2024
2025

1. Corporate tax rate of ~15.25%, considering the SUDAM special tax regime, which reduces the statutory income tax by ~75%.

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com
30

Challenges Overcome Since Q1 24, Aura has made efforts to address licensing restrictions and geological challenges in the Aguapeí gold belt Quarterly Production (‘000 GEO)  Operation adjusted to handle areas with lower grades, maintaining stability within the technical possibilities  Challenges with the environmental license and geological complexity overcome by agile decentralized decision - making  Development of the mine to reach regions offering higher grades, preparing the operation for more robust results in the future Expansion over the coming years Strategy focused on overcoming challenges and accessing richer ore grades  Mostly in line with Q3 2025 and the Company’s plan. In 2025, Apoena produced 35k GEO, - 5% below 2024 as expected, but above the 2025 Guidance. Above2025 Guidance. 31 11 12 18 13 7 11 15 12 10 8 7 9 58 56 59 68 70 27 64 58 46 45 48 45 37 34 9 32 8 33 9 35 Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Q2 23 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25 Q3 23 Q4 23 Quarterly Results Q1 24 Q2 24 Q3 24 LTM Production

Exploration Apoena: Consistent Growth and Expansion Potential Ernesto Connection Ernesto Cantina Middle Trap Lower Trap Japonês Oeste Japonês Nosde Lavrinha Proven Longevity: Ernesto started in 2017 with just 3 years of LOM, and after 9 years of operation, it now boasts proven reserves through 2029 — a clear track record of resource growth. Near - Mine Upside: Ongoing exploration is testing continuity in the middle and lower traps, while advancing JPW and Pombinhas toward official resource status — unlocking additional value close to existing infrastructure. Regional Growth Pipeline: A robust program of surface sampling and geophysical surveys is underway to mature multiple targets to the drilling stage, creating a strong pipeline for future discoveries and long - term growth .

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com 44 81 26 34 83 144 2020 2021 2022 2023 2024 2025 95 155 109 122 178 2025 2020 2021 2022 2023 2024 Adjusted EBITDA & Margin ($mm, %) 2025 Operational Highlights 2024 Mineral Resources and Reserves Historical Results Minosa La Union, Honduras Production (‘000 GEO) Net Revenue & % of Total ($mm, %) 32% 37% 28% 29% 30% LOM 4 Years Cash Cost $1,152/Oz AISC $1,298/Oz Annual Production 72 kGEO Inferred 123 kGEO M&I 821 kGEO P&P 429 kGEO Gold Grade 0.44 g/t 2020 2021 2022 Cash Cost & AISC ($/oz) Overview Geographic Footprint NASDAQ: AUGO | B3:AURA33 www.auraminerals.com ▪ Open - pit heap leach gold and silver (small quantities) mining operation ▪ Deposit is classified as an epithermal gold deposit associated with extensional structures within tectonic rifts ▪ Located in the highlands of western Honduras, in the municipality of La Union, Department of Copan ▪ The mine has been in operation since 1983 and has a well - developed infrastructure 46% 52% 24% 28% 47% 33 Cash Cost AISC 25% 230 62% 61 88 61 66 78 72 2023 2024 2025 846 792 1,222 1,342 1,254 1,357 1,126 1,217 1,152 1,298 n.a. 985 2020 2021 2022 2023 2024 2025

Increase in Production Consistent results delivery driving the increase in production Quarterly Production (‘000 GEO)  Q 4 production totaled 18 k GEO, - 2 % QoQ and + 8 % YoY, mainly due to the impact of the rainy season . In 2025 , production was 72 k GEO, - 9 % vs 2024 mainly due to lower ore feed and weather issues, consistent with Aura’s expectations . In line with Guidance . 40 years in operation Process optimization: Specific improvements generating efficiency gains 34 18 17 14 12 19 21 19 18 18 18 18 86 79 76 61 57 57 14 16 60 18 66 18 71 19 74 77 78 77 76 73 72 Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Q2 23 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25 Q3 23 Q4 23 Quarterly Results Q1 24 Q2 24 Q3 24 LTM Production

Minosa

Strategic Planning and Geological Exploration

Exploration and additional potential

- Minosa's 2025 plans include up to 5,000m of drilling focused on deeper sulphide zones with higher grades
- Geophysical studies and surface sampling in SA III and IV show potential to expand new areas
- Assessing potential from old, low-grade stacks

Phases of the Mine's Life

SA I: Thorough, detailed planning giving predictability in the results for two years

SA I: Expected to increase LOM using old ore grades stacks, and already identified areas within the current licenses and permits

SA I: Opportunities for ore in sulfide rocks

SA III and IV: Geophysical studies and surface samples giving good results. Opportunities to expand to new areas of exploration



Phases of the Mine's Life

- Increase in LOM
- Operational flexibility
- Increase in the production profile with smaller DTMs

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com
35

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com 10 75 132 2023 2024 2025 34 129 2023 2024 2025 18 54 57 2023 2024 2025 NASDAQ: AUGO | B3:AURA33 www.auraminerals.com 2025 Operational Highlights 2024 Mineral Resources and Reserves Historical Results Almas Tocantins, Brazil Production (‘000 GEO) Cash Cost & AISC ($/oz) Adjusted EBITDA & Margin ($mm, %) Net Revenue & % of Total ($mm, %) 8% 22% Inferred 100 kGEO M&I 951 kGEO P&P 674 kGEO Gold Grade 1.13 g/t Overview Geographic Footprint ▪ Open pit gold operation that consists of three deposits and several exploration targets ▪ Almas is the first greenfield project constructed by Aura with a flexible processing facility designed to handle upgrades ▪ Orogenic gold deposit consists of three main deposits, Paiol, Cata Funda and Vira Saia along a 15 km long corridor ▪ Located on the Almas Greenstone Belt, one of the largest but least explored in Brazil 29% 58% 36 Cash Cost AISC 68% 20% 196 LOM 10 Years Cash Cost $1,004/Oz AISC $1,150/Oz Annual Production 57 kGEO Tax Incentives (1) SUDAM 1. Corporate tax rate of ~15.25%, considering the SUDAM special tax regime, which reduces the statutory income tax by ~75%. 1,243 950 1,004 1,419 1,139 1,150 2023 2024 2025

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Almas Project Development Case Study Future: Potential Upsides: • Production Capacity Increase • Ongoing expansion • Expansion under study • Increase in the Life of Mine due to high geological potential of the region • Addition of +50k oz in 2P reserves already converted on year 1 • Additional drilling under way to further increase resources Feasibility Study Gold Prices ($1,900/oz) Ounces of gold mined 608k NPV US$ 292 M Project unlevered IRR 62% Unlevered after - tax payback 1.6 years The ramp - up was achieved in 2023 in 3 months, operating commercially at 4,000 tons per day with a recovery ratio above 90% 37 Past: Background Present: Results Actual vs. Planned: Construction Phase 50% 99% CapEx funded with project debt (%) 76 Construction CapEx (US$ millions) 12 4 Ramp - Up (months) FS 2021 Actuals Industry Benchmark 73 16 14 Construction Timelines (months) Actual vs. Planned: 2024 compared to Year 4Q24 Annualized FS 2021 4Q24 Annualized 54 67 Expected first year of full production ('000 ozs) $1,558 Gold Price +1,028 $2,586 $719 $713 AISC (US$/GEO) - 6 • Almas FS published in 2016 estimated a Capex of US$ 93 M (estimated at ~ US$ 120 M, at 2024 prices) • Aura acquired Almas in 2018, through a merger with Rio Novo Gold • FS reviewed and published in early 2021, with improved financial KPIs • Capex of US$ 73 M (1) (down from US$ 93 M) • NPV at US$ 186 M (1) (up from US$ 147 M) • Unlevered IRR of 44% (1) (up from 34%) 1. Considering Gold Price $1,558/oz

Increase in Production Driven by the operating stability and contribution of Almas Quarterly Production (‘000 GEO)  Ramp - up begun in June 2023, achieving great efficiency in getting up to speed in just 3 months of operation  Capacity expanded at the processing plant from 1.3 Mt/yr to 2.2 Mt/yr  Record production in Q4 25, with gold production of 15.9 kOz  Consistent results delivery with production stabilized  From 15k GEO in Q3 2025 to 15,872 GEO in Q4 2025 (+5% QoQ), due to higher ore processed volumes and results of the plant expansion. 2025 production was 57k GEO, +5% vs 2024. In line with Guidance. Operating since Q3 23 Aura’s first greenfield project Ramp - Up 38 Stabilization Plant 1.5 Mt/yr 8 10 12 17 13 13 15 16 Contractor Substitution 47 40 15 11 54 Plant Expansion 1.8 Mt/yr to 2.2 Mt/yr 55 58 58 57 Q3 23 Q4 23 Q1 24 Q2 24 Q3 24 Q2 25 Q3 25 Q4 25 Quarterly Results Q4 24 Q1 25 LTM Production

Almas

Geological Potential: strategic plan to develop an exploration gallery (Paiol)


Level 290
Pit 2028
Pit P2
Pit P3
Level 120
HG Grade Shell
Z
X

Image from the first extraction of the new drilling survey


SQX cinza claro, silicificado com Py+Aspy fina disseminada (580m)


Detalhe da Py+Aspy finas disseminadas (580m)

Concept study

Phase 1 - Conceptual Engineering of the Exploration Tunnel
Phase 2 – Review of the Geoscientific Models
Phase 3 - Conceptual Engineering for an Integrated Open Pit and Underground project aura 360° MINING

Potential gains with Underground

- Increase in LOM;
- Operational flexibility;
- Exploitation of deep ore seams;
- Reduction in environmental desolation;
- Increased production profile through higher grades.

Potential increase in ore content
(at the plant)

+20%



Timeline

2024 – Drilling ✓
Conversion of inferred resources; Potential for Continuity;
Conceptual Study of the Exploration Gallery

2025 – Trade-off ✓
Feasibility of opening an exploration gallery;
Opening of the exploration gallery

2026 – Preparation for Underground Operations

39

Exploration
Almas: Exploration and Strategic Growth

aura
BORBOREMA



Almas
~1.1 Moz
(Aura)
~120,000m drilling
Greenstone belt areas
Tocantins
Goiás
>1,000,000m drilling
Pilar
3.2 Moz
(Pilar Gold)
Crixas
7.6 Moz
(AngloGold)

Greenstone Belt	Company	Area (km2)	Drilling (m)	Resources (Moz)
Crixas + Pilar	Anglo - Aura/Pilar	1,183	>1,000,000	11
Almas	Aura	1,487	~120,000	1.1
Rio Itapicuru	Equinox	1,979	>1,000,000	6
Iron Quadrangle	Anglo/ Jaguar	6,084	>5,000,000	65

Paiol:
Recent drilling confirms **potential for UG**, with significant continuity beyond the current resource pit limit (250m). The Technical Report for UG is scheduled for completion in Q1 2026, **paving the way for higher-value production expansion**.

Others:
Located in a largely underexplored greenstone belt, where surface work has **already identified dozens of promising targets**. These targets will undergo follow-up exploration in the coming years, representing **significant potential for discovery and organic growth.**



250m

TSX:ORA | B3:AURA33 | OTCQX:ORAAF www.auraminerals.com Borborema Rio Grande do Norte, Brazil  Potential for increased reserves and production  Project approved by DNIT  Resource and reserve update 2025 Operational Highlights Mineral Resources and Reserves Inferred 393 kGEO M&I 2.077 kGEO P&P 812 kGEO LOM 11 Years IRR (1) 40.8% Year Production 28 kGEO Capex $65mm NPV (1) $182mm Tax Incentives (2) SUDENE Open Pit Gold Mine delivered on time on budget FUTURE HIGHWAY MODIFICATIONS

Borborema

Capital Allocation Case Study

	Feasibility Study Gold Prices ($1,900/oz)		Gold Price Simulation ($2,600/oz)
Ounces of gold mined	812k		812k
NPV	US$ 182 M	+20 p.p.	US$ 537 M
Project unlevered IRR	21.9%	+41 p.p.	41.8%
Unlevered after-tax payback	3.2 years	-1.5 year	1.7 years



Potential Upsides:

- Moving the road, expected to increase 2P reserves up to + 2M oz
- Increasing production capacity once the mine is in production and de-risked

- ✓ Within Budget
- ✓ Within Schedule (19 months)
- ✓ Zero LTIs during Construction
- ✓ Projected to be a low-cost mine
- ✓ Grey water and renewable energy, standing out as a global ESG benchmark

Construction was concluded on time and on budget. Ramp-Up Announced March, 2025 and commercial production announced in Q3 25

Robust and competitive funding package implemented together with a risk management program
(US$ million)


188
100
31
15
43
Implementation CapEx
Term Loan
Royalties + Gold Loan
Derivatives Premiums
Self Funded CapEx

42

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Borborema 43 Highlights of the Updated Feasibility Study and the Project: • Life of Mine 20 Years and 5 months: Weighted average annual gold production is estimated at 65 koz, with an estimated LOM of 20.5 years, based on Mineral Reserves estimated in accordance with S - K 1300 guidelines. • Robust Project Economics: Net present value (“NPV”) of US$612.5 million (from 182 million of the previous FS) and after - tax IRR of 42.8 % when using the weighted average gold price of USD 2,274/Oz considering all the operational years and the exchange rate used was BRL 5.70 for USD 1.00 in 2025 onwards. Site General Layout (Source: Deswik) Aura Signed the Agreement to Relocate Road at the Borborema Mine Unlocking an additional 670 Koz of gold in Mineral Reserves, totaling 1.5 Moz

Exploration Borborema: Unlocking Growth in the NE Corridor Strong Expansion Potential : Recent surface mapping and geophysical surveys indicate significant continuity of mineralization to the Northeast, beyond the current pit limits. High - Confidence Opportunity: Geological and magnetic anomalies confirm that the NE corridor is a priority growth zone, with drilling planned for the next exploration phases. Strategic Impact: This extension could substantially increase the resource base and extend LOM, reinforcing Borborema as a cornerstone for Aura’s long - term growth. LMP - 835 - 15 Gold Grains

Matupá

Mato Grosso, Brazil

History

- Consolidated land package of 62,500 ha in a promising region with large companies such as Anglo American, Codelco, Nexa, IAMGold and Yamana operating in and exploring the area
- **X1 porphyry gold/silver deposit:**
  - M&I Mineral Resource of 0.3M Au oz at 1.07 g/t
  - 55 koz[1] of annual production in the first 4 years, with a current LOM of 7 years
  - Quick payback of 2.3 YeQars[2] and ROE of 50%[2]
  - NPV of USD$96M[2] and Capex of USD$107M will be structured with mix of debt/equity

1. All mineral resource and mineral reserve estimates included in this presentation have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). Readers are encouraged to review the AIF and full text of the Company's other continuous disclosure documents. These documents are available on SEDAR and supply further information on the Company's compliance with NI 43-101 requirements;
2. Based on weighted average consensus gold prices for the projected period of US$1,664 per ounce and debt/equity ratio of 50%
3. The potential in situ mineral resources presented in the Brazilian technical reports are prepared internally and not compatible with NI43-101 guidelines. QP has not done any work to validate historical data and historical estimates and did not review or have any opinion about the accuracy of underlying data or any parameters used to estimate or calculate the historical estimates.

aura 360° MINING

Development

Highlights

CIL processing open pit

Low-capex and high-margin

LOM: 7 years

Mineral Resources and Reserves:

- P&P: 309k GEO
- M&I: 316k GEO
- Inferred: 1,950 GEO

	First 4 years	After 4 years
Production:	55 kGEO/year	42 kGEO/year
Cash Cost:	529 $/oz	592 $/oz
AISC:	710 $/oz	762 $/oz
Grade:	1.36 g/ton	1.19 g/ton
Strip Ratio:	1.83	1.73



BRAZIL
50 km
aura
360° MINING
GUARANTA RIDGE
EXPLORATION PROJECT
PEZAO
EXPLORATION PROJECT
X1 DEPOSIT
DEVELOPMENT PROJECT
SERRINHAS
EXPLORATION PROJECT
PE QUENTE
EXPLORATION PROJECT
0
25
50 km

Pé Quente Target Nilva Nilva Norte Rubens Goiano Barba Exploration Matupá: Positioned for LOM Expansion Future Outlook : This exploration strategy positions Matupá to deliver significant LOM extension and value creation , reinforcing Aura’s commitment to sustainable, high - margin growth. Current Focus : Drilling at Pé Quente is progressing well, with results confirming continuity of mineralization similar to X1 - a key indicator of resource scalability. High - Impact Targets : Prospects such as Serrinhas and Pé Quente have the potential to double current reserve and expanding the production profile , creating a strong foundation for long - term growth. Strategic Growth Zone : Aura is advancing exploration within a 50 km radius of the planned X1 plant , targeting high - potential areas that can transform the project’s scale.

Exploration Matupá Reserve Expansion: • Exploration efforts targeting areas within a 50 km radius of the planned X1 plant • Key Targets: X2, Serrinhas, Pé Quente, and Pezão – potential to double the current project reserves Pé Quente: • ~ 7 , 500 m of drilling completed in 2024 with results showing mineralization similar to X 1 . Notable intercepts : • 132 m @ 0 . 96 g/t Au , including 41 m @ 1 . 59 g/t Au • 63.9m @ 1.18 g/t Au 22,000m planned for 2025 across several targets

Carajás (Serra da Estrela) 32 Exploration Carajás, Brazil History • Carajás Mineral Province is one of the most important polymetallic districts in the world and hosts several IOCG deposits such as Sossego and Salobo Mines (owned by Vale), Pedra Branca, Igarapé Bahia - Alemão, Cristalino, Gameleira and Alvo 118 Exploration • Continuity over 6km and up to 250m depth • Average thickness: 60m w/ grades 0.3 - 0.4% Cu • Potential for Improvement: • Areas with higher drill density returned • ~16m @ 0.55% Cu. Indicates potential to increase average grades with additional drilling aura

360° MINING

NASDAQ: AUGO | B3: AURA33

Contact:
Investor Relations – Natasha Utescher
natasha.utescher@auraminerals.com
ri@auraminerals.com

www.auraminerals.com